UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Secured Financial Network Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
81372M101
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81372M101

1	NAMES OF REPORTING PERSONS Ann Jaffe Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,240,000 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,240,000 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,240,000 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.20% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* See Item 2(a), (c).

CUSIP No.	81372M101

1	NAMES OF REPORTING PERSONS Adam Altholtz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,240,000 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,240,000 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,240,000 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.20% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1(a) Name of Issuer:
Secured Financial Networks, Inc.
Item 1 (b) Address of Issuer’s Principal Executive Offices:
1180 SW 36th Avenue, Suite 204, Pompano Beach, FL 33069
Item 2(a), (c) Names and Citizenship of Persons Filing:
The persons filing this report (collectively, the “Reporting Persons”) are:
Ann Jaffe Irrevocable Trust
Adam Altholtz, a United States citizen
The persons identified above are affiliates; Adam Altholtz is the Trustee of the Ann Jaffe Irrevocable Trust. Accordingly, the Reporting Persons may be deemed to constitute a “group” for the purposes of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Act”). However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” for the purposes of Section 13(d)(3) of the Act. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s direct management and control.
Item 2(b) Address of Principal Business Office or, if none, Residence:
The address for the Ann Jaffe Irrevocable Trust is:
2906 Alex McKay Place, Sarasota, Florida 34240
The address for Adam Altholtz, Trustee, is:
2906 Alex McKay Place, Sarasota, Florida 34240
Item 2(d) Title of Class of Securities:
Common Stock
Item 2(e) CUSIP Number:
81372M101
Item 3 If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4 Ownership:
Ann Jaffe Irrevocable Trust
(a)	Amount Beneficially Owned: 3,240,000

(b)	Percent of Class: 6.20%†

(c)	Number of shares as to which each person has:
(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 3,240,000

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 3,240,000
Adam Altholtz‡
(a)	Amount of Beneficially Owned: 3,240,000

(b)	Percent of Class: 6.20%†

(c)	Number of shares as to which each person has:
(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 3,240,000

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 3,240,000
Item 5 Ownership of 5% or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

†	Based on an aggregate of 52,275,020 shares of common stock outstanding as of September 30, 2009, as reported in SFNL’s Form 10-Q filed on November 13, 2009.

‡	Shares reported for Adam Altholtz include shares beneficially owned by the Trust for which Adam Altholtz is the trustee and which Adam Altholtz may be deemed to control. Adam Altholtz disclaims beneficial ownership of the shares reported herein as beneficially owned by him except to the extent of his pecuniary interest therein.

Item 6 Ownership of More than 5% on Behalf of Another Person:
Not applicable.
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable.
Item 8 Identification and Classification of Members of the Group:
See Exhibit 1, Joint Filing Agreement
Item 9 Notice of Dissolution of Group:
Not Applicable.
Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits:
Exhibit 1: Joint Filing Agreement

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ann Jaffe Irrevocable Trust
By:	/s/ Adam Altholtz
Adam Altholtz, Trustee

/s/ Adam Altholtz
Adam Altholtz